Exhibit 99.1

Dada Announces Unaudited Second Quarter 2020 Financial Results

SHANGHAI, China, August 25, 2020 (GLOBE NEWSWIRE) -- Dada Group (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

●	Total net revenues were RMB1,323.0 million (US$187.3 million), an increase of 93.1% year over year.

●	Number of orders delivered through Dada Now for the twelve months ended June 30, 2020 was 925.6 million, as compared with 561.6 million in the same period ended June 30, 2019.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended June 30, 2020 was RMB18.3 billion (US$2.6 billion), an increase of 98.1% year over year from RMB9.2 billion in the same period ended June 30, 2019.

●	Number of active consumers on JDDJ for the twelve months ended June 30, 2020 was 32.3 million, as compared with 18.8 million in the same period ended June 30, 2019.

“We are very proud to report robust financial and operational growth for the second quarter of 2020, in our first earnings announcement as a public company," commented Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada Group. " Our listing on the NASDAQ in June was an important milestone for our commitment to bringing people everything on demand. Underpinned by our strengthened cooperation with leading retailers and brand owners, as well as our local on-demand delivery infrastructure, we continue to capture consumer mindshare, particularly within China’s lower-tier cities. We are excited about executing our growth strategies and generating sustainable long-term value for our shareholders as we navigate a new era in China’s retail industry.”

“We are pleased to see solid revenue growth and improved margin in the second quarter,” said Beck Chen, Chief Financial Officer of Dada Group. “Our economies of scale and innovative technologies are driving operating efficiency and further strengthening our capacity to bring more value to our customers and business partners. Looking ahead, we will continue to invest in technology that enhances customer experience and drives greater operating efficiency for our partners as we grow our business and create value for all of our stakeholders. We are particularly excited about the organic and strong growth momentum of our JDDJ platform and we aim to grow JDDJ revenue by 100% year over year in the second half of 2020. Meanwhile we will continue to closely co-operate with JD Retail to further explore omni-channel new initiatives.”

Second Quarter 2020 Financial Results

Total net revenues were RMB1,323.0 million (US$187.3 million), an increase of 93.1% from RMB685.2 million in the same quarter of 2019.

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Net Revenue
Dada Now
Services	427,970	823,586	116,571
Sales of goods	11,652	13,590	1,924
Subtotal	439,622	837,176	118,495
JDDJ
Services (1)	245,537	485,873	68,771
Total	685,159	1,323,049	187,266

Note:

(1) Includes net revenues from fulfillment services provided to retailers on JDDJ of RMB135,415 and RMB181,741, and commission fee revenues from retailers on JDDJ of RMB78,334 and RMB147,556 for the three months ended June 30, 2019 and 2020, respectively.

The net revenues generated from Dada Now increased by 90.4% from RMB439.6 million in the second quarter of 2019 to RMB837.2 million (US$118.5 million) in the same quarter of 2020, mainly driven by the increases in order volume of last-mile delivery service to logistics companies and intra-city delivery service to chain merchants.

The net revenues generated from JDDJ increased by 97.9% from RMB245.5 million in the second quarter of 2019 to RMB485.9 million (US$68.8 million) in the same quarter of 2020, mainly due to the growth of GMV by 96.0% as compared to that of the same quarter last year contributed by the increases in average order size and number of active consumers. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted to an increment of the net revenues generated form JDDJ.

Total costs and expenses were RMB1,798.8 million (US$254.6 million), compared with RMB1,088.5 million in the same quarter of 2019.

●	Operations and support costs were RMB1,100.1 million (US$155.7 million), compared with RMB615.6 million in the same quarter of 2019, which was primarily due to an increase in rider cost as a result of increasing volume of orders for our last-mile and intra-city delivery services provided to logistics companies, various chain merchants on Dada Now platform and retailers on JDDJ platform.

●	Selling and marketing expenses were RMB386.2 million (US$54.7 million), compared with RMB309.6 million in the same quarter of 2019. The increase was primarily due to (i) an increase in personnel cost in connection with our growing business and the immediate recognition of share-based compensation expense resulting from options granted to employees with an IPO performance condition, and (ii) an increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees we paid to the staff at retailer stores for their efforts to attract new consumers to JDDJ platform.

●	General and administrative expenses were RMB164.9 million (US$23.3 million), compared with RMB73.1 million in the same quarter of 2019. The increase was primarily due to the immediate recognition of share-based compensation expense resulting from options granted to employees with an IPO performance condition.

●	Research and development expenses were RMB128.6 million (US$18.2 million), compared with RMB77.2 million in the same quarter of 2019. The increase was mainly attributable to the increase in research and development personnel cost as we continue to strengthen our technological capabilities. And the immediate recognition of share-based compensation expense resulting from options granted to employees with an IPO performance condition also contributed to the increase in personnel cost.

●	Other operating expenses were RMB19.1 million (US$2.7 million), compared with RMB13.0 million in the same quarter of 2019. The increase mainly resulted from the increase in tax surcharges and accrued compensation cost incurred.

Other operating income was RMB3.9 million (US$0.6 million), compared with RMB63.2 million in the same quarter of 2019. The decrease was primarily due to the fact that a government subsidy of the same nature that was received in the second quarter of 2019, was received in the first quarter of 2020 instead of the second quarter this year.

Loss from operations was RMB471.9 million (US$66.8 million), compared with RMB340.2 million in the same quarter of 2019. Operating margin was -35.7%, compared with -49.6% in the same quarter of 2019. Loss from operations includes one-off share-based compensation expenses of RMB 126.6 million (US$17.9 million) due to the immediate recognition resulted from options granted to employees with an IPO performance condition.

Non-GAAP Loss from operations1 was RMB244.0 million (US$34.5 million), compared with RMB276.3 million in the same quarter of 2019. Non-GAAP operating margin was -18.4%, compared with -40.3% in the same quarter of 2019.

Net loss was RMB457.5 million (US$64.8 million), as compared with RMB316.0 million in the same period of 2019.

Non-GAAP net loss2 was RMB230.9 million (US$32.7 million), as compared with RMB254.4 million in the same period of 2019.

Net loss attributable to ordinary shareholders of Dada Group was RMB617.0 million (US$87.3 million), as compared with RMB513.0 million in the same quarter of 2019.

Non-GAAP net loss attributable to ordinary shareholders of Dada Group3 was RMB390.4 million (US$55.3 million), as compared with RMB451.4 million in the same quarter of 2019.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada Group is net loss attributable to ordinary shareholders of Dada Group excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

Basic and diluted net loss per share for the second quarter of 2020 was RMB1.26 (US$0.18), compared to RMB1.42 for the second quarter of 2019.

Non-GAAP basic and diluted net loss per share4 for the second quarter of 2020 was RMB0.80 (US$0.11), compared to RMB1.25 for the second quarter of 2019.

As of June 30, 2020, the Company had RMB4,359.1 million (US$617.0 million) in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB2,113.5 million as of December 31, 2019.

Business Outlook

For the third quarter of 2020, Dada expects total revenue to be between RMB1,280 million and RMB1,340 million, representing year-over-year growth of approximately 82% to 91%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 p.m. Eastern Time on Monday, August 24, 2020 (9:00 a.m. Beijing time on Tuesday, August 25, 2020).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/4555479

CONFERENCE ID: 4555479

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 a.m. Eastern Time, September 1, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117

Passcode:	4555479#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

4 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada Group divided by weighted average number of shares used in calculating net loss per share.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group is net income/(loss) attributable to ordinary shareholders of Dada Group excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada Group and net income/(loss) attributable to ordinary shareholders of Dada Group per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Group

Dada Group is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,154,653	3,695,899	523,121
Restricted cash	1,480	47,373	6,705
Short-term investments	957,370	615,820	87,164
Accounts receivable	38,234	71,463	10,115
Inventories, net	3,886	5,162	730
Amount due from related parties	308,682	544,990	77,138
Prepayments and other current assets	100,354	88,165	12,479
Total current assets	2,564,659	5,068,872	717,452

Property and equipment, net	42,044	43,813	6,201
Goodwill	957,605	957,605	135,540
Intangible assets, net	715,877	628,891	89,014
Operating lease right-of-use assets	—	104,999	14,862
Other non-current assets	5,930	11,369	1,609
Total non-current assets	1,721,456	1,746,677	247,226
TOTAL ASSETS	4,286,115	6,815,549	964,678

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	—	350,000	49,539
Accounts payable	9,924	11,479	1,625
Payable to riders	381,341	566,242	80,146
Amount due to related parties	82,800	37,621	5,325
Accrued expenses and other current liabilities	366,285	439,052	62,144
Operating lease liabilities	—	41,196	5,831
Total current liabilities	840,350	1,445,590	204,610
Deferred tax liabilities	43,701	41,066	5,813
Non-current operating lease liabilities	—	68,758	9,732
Total non-current liabilities	43,701	109,824	15,545
TOTAL LIABILITIES	884,051	1,555,414	220,155

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
TOTAL MEZZANINE EQUITY	10,593,026	—	—
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 1,499,945,349 shares authorized, 369,290,629 and 898,428,565 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	237	611	86
Additional paid-in capital	309,102	13,481,526	1,908,186
Subscription receivable	(35)	(35)	(5)
Accumulated deficit	(7,639,926)	(8,376,705)	(1,185,646)
Accumulated other comprehensive income	139,660	154,738	21,902
TOTAL SHAREHOLDERS’ DEFICIT	(7,190,962)	5,260,135	744,523

TOTAL LIABILITIES, MAZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	4,286,115	6,815,549	964,678

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
Net Revenues (including related-party revenues of RMB444,053 and RMB762,353 for the three months ended June 30, 2019 and 2020, respectively)	685,159	1,323,049	187,265
Costs and expenses
Operations and support	(615,632)	(1,100,131)	(155,713)
Selling and marketing	(309,575)	(386,191)	(54,662)
General and administrative	(73,136)	(164,861)	(23,335)
Research and development	(77,240)	(128,601)	(18,202)
Other operating expenses	(12,966)	(19,066)	(2,699)
Total costs and expenses	(1,088,549)	(1,798,850)	(254,611)
Other operating income	63,225	3,890	551
Loss from operations	(340,165)	(471,911)	(66,795)

Other income/(expenses)
Interest income	21,874	15,286	2,164
Interest expenses	—	(2,114)	(299)
Foreign exchange loss	12	—	—
Total other income	21,886	13,172	1,865
Loss before income tax benefits	(318,279)	(458,739)	(64,930)
Income tax benefits	2,258	1,253	177
Net loss	(316,021)	(457,486)	(64,753)
Accretion of convertible redeemable preferred shares	(196,939)	(159,542)	(22,582)
Net loss attributable to ordinary shareholders of Dada Group	(512,960)	(617,028)	(87,335)
Net loss per share
Basic	(1.42)	(1.26)	(0.18)
Diluted	(1.42)	(1.26)	(0.18)

Weighted average shares used in calculating net loss per share
Basic	362,197,963	489,313,329	489,313,329
Diluted	362,197,963	489,313,329	489,313,329

Net Loss	(316,021)	(457,486)	(64,753)
Other comprehensive income/(loss)
Foreign currency translation adjustments	27,381	868	123

Total comprehensive loss	(288,640)	(456,618)	(64,630)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
Loss from operations	(340,165)	(471,911)	(66,795)

Add:
Share-based compensation expense	12,298	181,504	25,690
Intangible assets amortization	51,533	46,365	6,563
Non-GAAP loss from operations	(276,334)	(244,042)	(34,542)

Net loss	(316,021)	(457,486)	(64,753)

Add:
Share-based compensation expense	12,298	181,504	25,690
Intangible assets amortization	51,533	46,365	6,563
Income tax benefit	(2,258)	(1,253)	(177)

Non-GAAP net loss	(254,448)	(230,870)	(32,677)
Accretion of convertible redeemable preferred shares	(196,939)	(159,542)	(22,582)

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(451,387)	(390,412)	(55,259)
Non-GAAP net loss per share
Basic	(1.25)	(0.80)	(0.11)
Diluted	(1.25)	(0.80)	(0.11)

Weighted average shares used in calculating net loss per share
Basic	362,197,963	489,313,329	489,313,329
Diluted	362,197,963	489,313,329	489,313,329